Prairie Operating Co.

602 Sawyer Street, Suite 710

Houston, Texas 77007

December 5, 2023

Division of Corporation Finance

Office of Crypto Assets

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Prairie Operating Co.
Registration Statement on Form S-1 (as amended)
File No. 333-272743

Ladies and Gentlemen:

On behalf of Prairie Operating Co., and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated to 4:00 P.M., Washington, D.C. time, on December 6, 2023, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Joanna D. Enns of Vinson & Elkins L.L.P. at (214) 220-7753 and that such effectiveness also be confirmed in writing. The Company hereby authorizes Joanna D. Enns, counsel to the Company, to orally modify or withdraw this request for acceleration. Thank you for your assistance in this matter.

[Signature Page Follows]

United States Securities and Exchange Commission

December 5, 2023

Very truly yours,

Prairie Operating Co.

By:	/s/ Daniel T. Sweeney
Name:	Daniel T. Sweeney
Title:	General Counsel

cc:	T. Mark Kelly, Vinson & Elkins L.L.P.
Joanna D. Enns, Vinson & Elkins L.L.P.

[Signature Page to Company Acceleration Request]